Filed pursuant to Rule 424(b)(3)

Registration No. 333- 211477

Prospectus Supplement No. 1

(To Prospectus dated June 30, 2016)

2,378,823 American Depositary Shares Each Representing 20 Ordinary Shares

Issuable upon Exercise of Series A Warrants

This Prospectus Supplement No. 1 supplements and amends the prospectus dated June 30, 2016, as so supplemented and amended referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Investing in our ADSs involves a high degree of risk. These risks are described under the caption “Risk Factors” beginning on page 7 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2016.

The section entitled “Recent Developments” on pages 3 - 4 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Recent Developments

Initial Public Offering on The NASDAQ Capital Market

On November 25, 2015, we completed an underwritten public offering of 3,158,900 ADSs, each representing 20 of our ordinary shares, and public warrants to purchase up to 3,158,900 ADSs. The ADSs and public warrants were issued in a fixed combination of one ADS and one warrant to purchase one ADS for a combined price to the public of $4.13. In addition, the underwriters of the offering partially exercised their option to purchase an additional 220,074 warrants to purchase 220,074 ADSs. The public warrants had an initial per ADS exercise price of $4.13, were exercisable immediately, and have a term of five years from the date of issuance. The gross proceeds to us from this offering were approximately $13 million, prior to deducting underwriting discounts, commissions and other offering expenses. Since November 20, 2015, our ADSs and public warrants have been traded on NASDAQ under the symbols “KTOV” and "KTOVW", respectively.

Clinical Trial Results

On December 15, 2015, we announced that the Phase III, double-blind, placebo-controlled clinical trial for our leading drug candidate, KIT-302, successfully met the primary efficacy endpoint of the trial protocol as approved by the FDA. Data from the trial further revealed that KIT-302 tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate when administered alone. We plan to submit our NDA for marketing approval of KIT-302 with the FDA in the coming months.

The trial protocol, approved by the FDA through the SPA process, was designed to quantify the decrease of hypertension in patients receiving KIT-302. The trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients, with a total of 152 patients. Each patient was treated over a total period of two weeks. Group One was treated with KIT-302, comprised of celecoxib and amlodipine besylate. Group Two was treated with amlodipine besylate only, one of the components of KIT-302. Group Three was treated with celecoxib only, the other component of KIT-302. Group Four was treated with a double placebo. The trial began in June 2014 and was completed in November 2015.

The primary efficacy end-point of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients in Group Two, who were treated with amlodipine besylate only.

The trial results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

On May 12, 2016, we announced that we received the minutes from the FDA for the pre-NDA submission meeting held during April 2016. The FDA requested that the clinical study results be reviewed to check and make sure no patients suffered adverse consequences from the enhanced blood pressure reduction resulting from the synergy of celecoxib and amlodipine. We are unaware of any such events occurring and intend to include a detailed review in the safety section of our NDA. In addition, to further establish safety, the FDA requested a literature search related to animal studies of celecoxib and amlodipine be included in the NDA. The FDA also requested documentation of a clinical need for KIT-302, such as by identifying how many patients receive celecoxib on a chronic basis. We intend to provide this documentation by using one or more of the various computerized patient care databases or pharmacy benefit managers. Finally, the FDA requested that the statistical calculation for the primary efficacy endpoint be performed using an alternate mathematical technique. Our statistician has already conducted this calculation and determined that the primary efficacy endpoint was successfully met with the new calculation method.

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Issuance of Patent by USPTO

On May 12, 2016, we announced that our patent application to approve a patent relating to a drug for treating hypertension has received a notice of allowance for ameliorating the elevation of blood pressure caused by a specific NSAID by the co-administration of a specific calcium channel blocker. It is possible to pursue claims to additional inventions based on the patent application by making patent filings prior to issuance of a patent on this patent application, and we have proceeded accordingly. On August 10, 2016, we announced that the United States Patent and Trademark Office (USPTO) issued patent #9,408,837 covering KIT-302. The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” was issued on August 9, 2016 and will have a term that can extend to February 28, 2030. We are pursuing additional claims to inventions described in U.S. Patent #9,408,837.

July 2016 Follow-on Public Offering

On July 5, 2016, we completed a follow-on public offering of 2,378,823 Class A units, with each Class A unit consisting of one ADS and a public warrant to purchase one ADS, as well as 1,150,589 Class B units, with each Class B unit consisting of a non-listed, pre-funded warrant to purchase one ADS, or a pre-funded warrant, and a public warrant to purchase one ADS. Each Class A unit was sold at a negotiated price of $3.40 per unit, including the ADS issuance fee of $0.01 per ADS, and each Class B unit was sold at a negotiated price of $3.40 per unit, including the pre-funded warrant exercise price of $0.01 per full ADS and the ADS issuance fee of $0.01 per ADS. The pre-funded warrants are exercisable at any time after the date of issuance upon payment of the exercise price and the ADS issuance fee, and expire ten years from the date of issuance. The gross proceeds to us from this offering were approximately $12,000,000, prior to deducting placement agent fees and other estimated offering expenses.

The public warrants, which are identical to the warrants issued in our November 25, 2015 public offering, are subject to “weighted average” ratchet anti-dilution provisions as set forth in the Warrant Agent Agreement, so that upon issuances of our ADSs or an equivalent number of ordinary shares (or securities convertible or exercisable into ADSs or an equivalent number of ordinary shares), subject to specified exceptions, at a price less than the exercise price then in effect, the exercise price will be reduced based on the “weighted average” formula set forth in the Warrant Agent Agreement. The “weighted average” ratchet provision of the public warrants was triggered by our July 5, 2016 follow-on public offering, and upon closing of the follow-on public offering on July 5, 2016, the exercise price of all the public warrants was reduced in accordance with its terms to $3.78.

The section entitled “Summary Consolidated Financial and Other Data” on page 6 of the Prospectus is hereby amended and restated in its entirety to read as follows:

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated statements of operations for the three years ended December 31, 2015, 2014 and 2013, and for the six months ended June 30, 2016 and 2015 and our selected consolidated statements of financial position as of December 31, 2015 and 2014 and as of June 30, 2016. Our selected consolidated statements of operations for the three years ended December 31, 2015, 2014 and 2013, and our selected consolidated statements of financial position as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the “Selected Consolidated Financial And Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

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	Year Ended December 31,			Six Months ended June 30,
	2015	2014	2013	2016	2015
	(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Research and development expenses	2,560	3,192	109	1,964	1,003
General and administrative expenses	1,509	1,269	1,061	1,194	624
Trade listing expenses and other expenses	-	720	1,383	-	-

Operating loss	4,069	5,181	2,553	3,158	1,627
Financing expense (income), net	133	71	75	(121)	55
Loss for the period	4,202	5,252	2,628	3,037	1,682
Loss per ordinary share:(1)
Basic and diluted	(0.22)	(1.17)	*(1.60)	(0.04)	(0.18)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	19,250	4,482	*1,641	78,519	9,338

* Adjusted to reflect the Consolidation

	As of December 31,		As of June 30,
	2015	2014	2016
	(U.S. Dollars, in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term deposits	10,558	1,313	8,433
Working capital (*)	9,606	773	7,247
Total assets	10,812	1,759	9,088
Total liabilities	(1,383)	(986)	(2,016)
Accumulated deficit	(14,054)	(9,852)	(17,091)
Total equity	9,429	773	7,072

(*) Working capital is defined as current assets less current liabilities

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

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The section entitled “Capitalization” on pages 29-30 of the Prospectus is hereby amended and restated in its entirety to read as follows:

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015.

You should read this table in conjunction with our financial statements and related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of June 30, 2016
(in thousand USD)
Actual

Cash and cash equivalents and short-term deposits	8,433

Shareholders’ equity:
Ordinary shares

Share premium	23,052
Capital reserves	1,111

Accumulated deficit	(17,091)
Total shareholders’ equity	7,072
Total capitalization	7,072

The section entitled “Selected Consolidated Financial and Other Data” on page 31 of the Prospectus is hereby amended and restated in its entirety to read as follows:

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated statements of operations for the three years ended December 31, 2015, 2014 and 2013, and for the six months ended June 30, 2016 and 2015 and our selected consolidated statements of financial position as of December 31, 2015 and 2014 and as of June 30, 2016. Our selected consolidated statements of operations for the three years ended December 31, 2015, 2014 and 2013, and our selected consolidated statements of financial position as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the “Selected Consolidated Financial And Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

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	Year Ended December 31,			Six Months ended June 30,
	2015	2014	2013	2016	2015
	(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Research and development expenses	2,560	3,192	109	1,964	1,003
General and administrative expenses	1,509	1,269	1,061	1,194	624
Trade listing expenses and other expenses	-	720	1,383	-	-

Operating loss	4,069	5,181	2,553	3,158	1,627
Financing expense (income), net	133	71	75	(121)	55
Loss for the period	4,202	5,252	2,628	3,037	1,682
Loss per ordinary share:(1)
Basic and diluted	(0.22)	(1.17)	*(1.60)	(0.04)	(0.18)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	19,250	4,482	*1,641	78,519	9,338

* Adjusted to reflect the Consolidation

	As of December 31,		As of June 30,
	2015	2014	2016
	(U.S. Dollars, in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term deposits	10,558	1,313	8,433
Working capital (*)	9,606	773	7,247
Total assets	10,812	1,759	9,088
Total liabilities	(1,383)	(986)	(2,016)
Accumulated deficit	(14,054)	(9,852)	(17,091)
Total equity	9,429	773	7,072

(*) Working capital is defined as current assets less current liabilities

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

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The following disclosure is hereby inserted as a new item immediately prior to “Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014” in the section entitled “Operating Results” on page 33 of the Prospectus.

Comparison of the Six Month Period Ended June 30, 2016 to the Six Month Period Ended June 30, 2015

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2016 were $1,964 thousand, an increase of $961 thousand, or 96%, compared to $1,003 thousand for the six months ended June 30, 2015. The increase resulted primarily from expenses deriving from our strategic cooperation agreement with our CMC partner, Dexcel Ltd.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2016 were $1,194 thousand, an increase of $570 thousand or 91%, compared to $624 thousand for the six months ended June 30, 2015. The increase resulted from increase in business travel, salaries and related expenses and expenses related to our securities being listed on the NASDAQ since November 2015.

Finance Income

Finance income, net for the six months ended June 30, 2016 was $121 thousand and is primarily related to derivative instruments that expired during the period. Finance expense for the six months ended June 30, 2015 was $55 thousand and is primarily related to exchange rate differences.

Loss for the Period

The Company’s net loss for the six months ended June 30, 2016 amounted to $3,037 thousand, compared with a loss of $1,682 thousand for the corresponding period in 2015.

The section entitled “Liquidity and Capital Resources” on page 35 of the Prospectus is hereby amended in its entirety to read as follows:

Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate revenues. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings and private loans. We have raised an aggregate of approximately NIS 4.1 million (approximately $1.137 million) from private loans (all of which have been repaid) and gross proceeds of approximately NIS 33.5 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, and approximately $13.0 million from our initial public offering on NASDAQ in November 2015, and approximately $12.0 million in a follow-on public offering on NASDAQ in July 2016. The proceeds from the public offerings were used to repay the private loans and to fund our ongoing operations. As of December 31, 2015 and June 30, 2016, we had on hand $10.6 and $8.4 million in cash, cash equivalents and short-term deposits, respectively.

We believe that our current cash and cash equivalents are sufficient to complete the research and development of KIT-302 until its anticipated approval for marketing by the FDA in 2017. Since we do not know when we will begin to generate significant revenues from our therapeutic candidates, if ever, should we decide to develop KIT-301 and any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

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●	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing sales, marketing and distribution channels; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

The section entitled “Research and Development, Patents and Licenses” on page 36 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, salaries, and consulting fees (including share-based payments), and fees paid to external service providers. We primarily use external service providers to manufacture our therapeutic candidates and to perform clinical trials with our therapeutic candidates. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

From the commencement of the pharmaceutical research and development activities of Kitov Pharmaceuticals through June 30, 2016, we incurred research and development expenses of approximately $7,825 million. Set forth below is a summary of the research and development costs for the years ended December 31, 2015, 2014 and 2013 and for the six-month period ended June 30, 2016. Virtually all of the costs were incurred in connection with the development of KIT-302.

	Year Ended December 31,			Six Months ended June 30,
	2015	2014	2013	2016	Total
	(U.S. dollars in thousands)

Total gross direct project costs	2,560	3,192	109	1,964	7,825

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In addition to the major cost of clinical trials and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Six months ended June 30	Year Ended December 31
	2016	2015	2014	2013
		(U.S. dollars in thousands)
Payroll expenses - related party	122	321	128	47
Sub-contractors	1,842	2,239	3,064	62

	1,964	2,560	3,192	109

In April 2014, we entered into an agreement with Dexcel for the development of the drug formulation for KIT-302 and its manufacture in quantities sufficient to support the filing of an NDA with the FDA (see "Business – Services and License Agreements– Development Services Agreement with Dexcel"). We therefore began incurring costs in 2014 for the development of the drug formulation for KIT-302.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. We estimate a total cost of approximately $200,000 for the final formulation PK trial for KIT-302. In addition, we intend to conduct a clinical trial designed to validate potential beneficial renal (kidney) effects of KIT-302 noted in newly available data from the phase III study of KIT-302, which we estimate will cost approximately $1.8 million.

While we are currently focused on advancing our therapeutic candidates, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as available resources and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Risk Factors- Risks Related to Our Business and Regulatory Matters – If we and/or our potential commercialization partners are unable to obtain U.S. Food and Drug Administration or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from clinical trials, we may elect to discontinue or delay development and clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Risk Factors – Risks Related to Our Business and Regulatory Matters.”

We expect our research and development expenses to increase from current levels as we continue the advancement of our clinical trials and therapeutic candidates’ development. The lengthy process of completing clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty if and when we would recognize any net revenues from our therapeutic candidates.

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The section entitled “Disclosure of Contractual Obligations” on page 37 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of June 30, 2016.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (unaudited)

Office lease obligations	223	69	123	31	-
Obligations to R&D service providers (1)	1,600	1,600			-

Total	1,823	1,669	123	31	-

(1)	Reflects payments payable to Java Clinical Research and other service providers in connection with the renal function clinical trial upon achievement of various performance milestones in accordance with current time estimates, pursuant to various service agreements. For more information please see "Business - Services and License Agreements”.

Kitov Pharmaceuticals had no material capital expenditures for the years ended December 31, 2015, 2014 and 2013 or for the 6 months ended June 30, 2016.

The section entitled “Research and Development” on pages 44- 45 of the Prospectus is hereby amended and restated in its entirety to read as follows.

Research and Development

Our strategy is to develop two drug combinations that are intended to treat hypertension and pain caused by osteoarthritis. These combinations are comprised of known and approved-for-use components, the combination of which is intended to simultaneously treat the pain caused by osteoarthritis and reduce blood pressure, thereby offsetting a side effect caused by the use of NSAIDs for osteoarthritis, as well as treating preexisting hypertension. Following discussions with the FDA, the FDA approved a development design in accordance with the 505(b)(2) NDA track. The FDA did not require us to perform pre-clinical trials (i.e., animal studies), and therefore we are required only to conduct a single Phase III clinical trial and a single standard pharmacokinetic trial, or PK Trial, for each of our therapeutic candidates.

For the development of KIT-302, we performed a double blind, placebo controlled, Phase III clinical trial for testing the decrease of hypertension in patients receiving our KIT-302 therapeutic candidate. This trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients (a total of 152 patients), with each patient treated over a total period of two weeks. Group One was treated with the two components of KIT-302 (celecoxib and amlodipine besylate). Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302), Group Three was treated with celecoxib only, and Group Four received a double placebo. The trial began in June 2014, and the final patient completed the study in November 2015.

The purpose of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowered blood pressure by at least 50% as compared to the reduction in blood pressure in patients in Group Two (treatment with amlodipine besylate only); however, we were not required to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis. Group Three and Group Four were for control purposes and were not considered in evaluating the primary endpoint. The trial was conducted with off-the-shelf drugs, while the combination drug was being developed in parallel by Dexcel Ltd., or Dexcel. The trial was being conducted with only one dosage of amlodipine besylate (10 mg), although we expect to seek marketing approval from the FDA for three dosages (10mg, 5 mg, and 2.5 mg), each combined with 200 mg of celecoxib. We announced the top line trial results in December 2015, showing that we successfully met the primary efficacy endpoint of the trial protocol as approved by the FDA. Data from the trial further revealed that KIT-302 tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate alone.

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The trial results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

Additional data from the trial results showed the favorable blood pressure effects of KIT-302 were present in all blood pressure variables measured in the study. The data indicated that the blood pressure reduction synergy seen with combining celecoxib and amlodipine, is seen not only in the study’s primary efficacy endpoint of daytime systolic blood pressure, but was also seen for daytime diastolic blood pressure measurements, and in all other blood pressure variables. After two weeks of treatment the reduction for daytime diastolic blood pressure measurements with amlodipine alone was 5.5 mm Hg, while for patients treated with KIT-302's components the reduction was 7.6 mm Hg. For nighttime systolic blood pressure after two weeks of treatment the reduction with amlodipine therapy alone was 6.3 mm Hg, while for patients treated with KIT-302's components the reduction was 10.7 mm Hg. For nighttime diastolic blood pressure after two weeks of treatment the reduction with amlodipine besylate alone was 3.1 mm Hg, while for patients treated with KIT-302's components the reduction was 7.2 mm Hg. Thus, the synergy in blood pressure reduction demonstrated with KIT-302’s two components was present at all times of day and with both blood pressure measures. Although celecoxib when combined with amlodipine appears to have a synergistic effect and lowers blood pressure, it has the opposite effect when administered by itself.  While not conclusive, we believe the medical community may take great interest in this study’s findings and its implications for pain management and hypertension.

On May 12, 2016, we announced that we had received the minutes from the FDA of the pre-NDA submission meeting held during April 2016. The FDA requested that the clinical study results be reviewed to check and make sure no patients suffered adverse consequences from the enhanced blood pressure reduction resulting from the synergy of celecoxib and amlodipine. We are unaware of any such events occurring, and intend to include a detailed review in the safety section of our NDA. In addition, to further establish safety, the FDA requested a literature search related to animal studies of celecoxib and amlodipine be included in the NDA. The FDA also requested documentation of a clinical need for KIT-302 such as by identifying how many patients receive celecoxib on a chronic basis. We intend to provide this documentation by using one or more of the various computerized patient care databases or pharmacy benefit managers. Finally, the FDA requested that the statistical calculation for the primary efficacy endpoint be performed using an alternate mathematical technique. Our statistician has already conducted this calculation and determined that the primary efficacy endpoint was successfully met with the new calculation method.

The final and complete analyses, including the clinical study report, are expected to be completed in October 2016. We plan to submit our NDA for marketing approval of KIT-302 with the FDA in the coming months.

In addition, in connection with our Development Services Agreement with Dexcel, pursuant to which Dexcel developed the formulation for KIT-302 and is performing the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA, Dexcel performed a pilot clinical bioequivalence trial, or the Pilot PK Study, and subsequently performed a final conclusive pharmacokinetic (PK) bioequivalence (BE) study, or the Final PK Study. The objective of these two studies was to check the pharmacokinetics of the combination drug in order to show that the blood levels achieved with our combination are the same as those obtained with the individual components. The Pilot PK Study was performed during April and May 2015, after completion of the formulation of two prototypes of KIT-302, and during June 2015, we obtained the successful results of the Pilot PK Study. The Final PK Study was performed during March and April 2016, and on May 10, 2016 we announced that we, together with Dexcel, had successfully completed the Final PK Study. The Final PK Study compared the PK of KIT-302 which is a fixed dose combination consisting of celecoxib (200 mg), indicated for osteoarthritis pain, and amlodipine (10 mg), indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. These evaluations were conducted under both fed and fasted conditions. The results demonstrated that for both the Cmax (the maximum blood level achieved) and Area Under the Curve (the area under the concentration-time curve for drug levels), the 90% confidence intervals for both the amlodipine and celecoxib components of KIT-302 were documented to be between 80% and 125% of the values obtained with the off-the-shelf drugs. A similar PK bioequivalence study for KIT-302, containing a lower dosage (2.5 mg) of amlodipine, was completed during the third quarter of 2016, and showed similar bioequivalence results to those found in the Final PK Study.

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On June 28, 2016 we announced that Dexcel has successfully completed an initial stability study for KIT-302. Additional stability studies required for the NDA are ongoing.

The Phase III clinical trial for KIT-302 was conducted in medical centers in the United Kingdom on the basis of approvals received from the British Regulatory Authority (MHRA) and the U.K. ethics committees. It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe.

Given the results of the Phase III clinical trial for KIT-302, we are considering employing a similar development strategy for our second therapeutic candidate, KIT-301; however, we have not yet made a determination as to when we will start the development of KIT-301, if at all.

Additional data from the Phase III clinical trial of KIT-302 also suggest beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. Greater reduction in plasma levels of creatinine was observed in patients in the KIT-302 arm (-3.22 umol/L) compared to creatinine reduction observed in patients in the amlodipine arm (-2.55 umol/L), suggesting better renal function. In addition, peripheral edema, a known side effect of calcium channel blockers such as amlodipine, was reported in 15.6% of patients receiving amlodipine alone, but in only 8.2% of patients receiving KIT-302, suggesting that KIT-302 may protect against the amlodipine side effect of causing fluid retention by the kidneys.

Although not intended as part of the information to be included in our new drug application that we expect to submit for the marketing clearance by the FDA of KIT-302, we have commenced the preliminary steps required in order to conduct a clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial may also provide an explanation for the synergistic antihypertensive effect, where the reduction in blood pressure demonstrated with KIT-302 was higher than that observed with amlodipine alone.  We will conduct a double blind, placebo controlled, clinical trial for testing KIT-302’s effects on renal and vascular function. The trial is expected to be performed in the U.K. in three groups of 15 to 45 patients (and a total of 105 patients), with each patient treated over a total period of two weeks. Group One is receiving a placebo, Group Two is being treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302), and Group Three is being treated with the two components of KIT-302 (celecoxib and amlodipine besylate). We expect the trial to commence in October 2016. We expect to complete recruitment of the patients during the second calendar quarter of 2017 and to receive the interim results of the trial approximately eight weeks after completion of patient recruitment.

The renal function clinical trial for KIT-302 will be conducted in medical centers in the United Kingdom on the basis of the approval of the British Regulatory Authority (MHRA), which is expected to be received shortly, as well as the approvals of the relevant U.K. ethics committees, which we have already received.

The section entitled “Intellectual Property” on page 46 of the Prospectus is hereby amended and restated in its entirety to read as follows.

Intellectual Property

Patents, trademarks and licenses and market exclusivity

Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. See “Risk Factors – Risks Related to Intellectual Property and legal proceedings”.

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We own one issued patent in the U.S., and several pending patent applications.  The issued patent has a maximum term in the U.S. until February 28, 2030.  The pending applications if granted, would have a maximum term at least until 2029. The claimed subject matter in the two patent applications would include claims to new treatment methods using known compounds and new formulations and dosage types including unique combinations of known compounds. The following is a brief description of our patent applications:

An application for a patent relating to a drug which addresses the users of anti-inflammatory drugs, pain relief drugs or fever reducing drugs of the NSAID type, in combination with anti-hypertension treatment, aiming to prevent or reduce the side effects related to the cardiovascular system. Patent applications related to this application were filed in the U.S., Australia, Japan, Canada and Europe in May 2009. Two provisional applications for the patent were filed with priority dates in 2008; and

An application to approve a patent relating to a drug for treating hypertension or rapid pulse caused by a stimulating medical treatment (e.g. drugs against obesity or ADHD). The request for the patent includes a combination of a recognized and proven drug for treating hypertension caused by using drugs for treating ADHD, including stimulants (e.g., CNS stimulants), or from using the two drugs separately, to prevent increased hypertension or rapid pulse caused by using a stimulant. The patent application includes additional claims which are based on NSAID, which causes increased hypertension or rapid pulse. The patent application was filed in the U.S. in February 2011 as a continuation in part application of the first application with the same priority date.  In May 2016, the application received a notice of allowance for ameliorating the elevation of blood pressure caused by a specific NSAID by the co-administration of a specific calcium channel blocker.  It is possible to pursue claims to additional inventions based on the patent application by making patent filings prior to issuance of a patent on this patent application. On August 9, 2016, the United States Patent and Trademark Office (USPTO) issued patent #9,408,837. The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” will have a term that can extend to February 28, 2030. We are pursuing additional claims to inventions described in the U.S. Patent #9,408,837.

In the branded pharmaceutical industry, the majority of a branded drug’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category, and the number of generic competitor entrants to the market, among other factors; however, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

A brand product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the brand company and any regulatory forms of exclusivity to which the NDA-holder is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the brand company with the right to exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products, and polymorphs. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory exclusivity rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the European Union and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the data of the original party who developed the drug to approve a competitor’s generic copy. Regulatory exclusivity rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory exclusivity rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. Most regulatory forms of exclusivity, however, do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

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We estimate the likely market exclusivity period for each of our 505(b)(2) products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.

The section entitled “Services and License Agreements” on pages 53-54 of the Prospectus is hereby amended and restated in its entirety to read as follows.

Services and License Agreements

Clinical Trial Services Agreements – Phase III Clinical Trial

Master Research Services Agreement with Java Clinical Research Ltd.

On February 9, 2014, we entered into a Master Research Services Agreement with Java Clinical Research Ltd., or Java, a contract research organization based in Dublin, Ireland. According to the terms of the agreement, Java will manage the Phase III clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the European Union, recruiting the tested subjects, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We engage with third party medical centers for the performance of our Phase III clinical trial through Java. The total cost of the agreement with Java, including the cost of all service providers with which we have engaged through Java, with respect to the Phase III clinical trial amounted to approximately $2.5 million.

The Master Research Services Agreement was intended to remain in effect until Java provided all services through the completion of our Phase III trial of KIT-302.

Services Agreement with DABL Limited

On August 2, 2013, we entered into a services agreement with DABL Limited, or DABL, an Irish company based in Dublin, Ireland, in the ambulatory blood pressure monitoring technologies field. According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our Phase III trial of KIT-302. DABL’s technology enables the collection of data from hundreds of blood pressure tests during the day on each patient during the clinical trials as opposed to the traditional individual tests that yield many fewer results for statistical analysis during the same time frame.

The above services agreement was intended to be in effect until DABL provided all services including the statistical analysis of results the blood pressure tests following our Phase III trial of KIT-302

Clinical Trial Services Agreements - Renal Function Clinical Trial

Work Order with Java

On September 7, 2016 we entered into an additional Work Order with Java, under the Master Research Services Agreement the term of which was extended by such Work Order, pursuant to which Java will manage the renal function clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the U.K., recruiting the trial participants, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We also have directly engaged with third party medical centers for the performance of our renal function clinical trial being managed by Java. The Master Research Services Agreement will remain in effect until Java has provided all services through the completion of our renal function clinical trial. The parties have customary termination rights and either party may terminate the Master Research Services Agreement (or any work thereunder) upon 60 days’ notice.

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Service Agreement with DABL

On July 26, 2016 we entered into a new services agreement with DABL in connection with the renal function clinical trial.  According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our renal function clinical trial. The services agreement will remain in effect until DABL has provided all services provided for in the agreement. However, we may terminate the agreement at any time upon 90 days’ notice, and both parties have customary termination rights.

We estimate that the total cost of the agreement with Java, as well the cost of all other service providers with respect to the renal function clinical trial, will amount to approximately $1.8 million, assuming completion of the clinical trial as anticipated.

Development Services Agreement with Dexcel

On April 1, 2014, we entered into a Development Services Agreement with Dexcel Ltd., or Dexcel, a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products. The agreement provides for Dexcel to develop the formulation for KIT-302 and the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA. Dexcel’s services include performing compatibility testing of APIs with excipients, screening to find at least two prototypes and identifying analytical methods for product analysis. We agreed to bear the cost of the APIs as well as other materials or means required for Dexcel to perform the services under the agreement. In exchange for these services, we will pay Dexcel: (i) $2 million in cash in four equal installments ($500,000 which was paid upon execution of the agreement, $500,000 which was paid upon attainment of the second milestone in May 2015, $500,000 that was paid in May 2016 as a result of the attainment of the fifth milestone, and the remaining $500,000 to be paid by the end of July 2016 based on the remaining milestone during the development and manufacturing period); and (ii) in our ordinary shares having an aggregate value of $1.5 million issued in three equal installments (the first issuance of 157,783 ordinary shares was made upon execution of the agreement, the second issuance of 597,511 ordinary shares was made upon attainment of the second milestone in May 2015, and the final issuance of 3,009,888 ordinary shares was made on June 19, 2016 in connection with the attainment of the fifth milestone ).

In addition, in exchange for a right of first negotiation with regard to future global marketing rights for KIT-302 and for an option to negotiate the future commercial manufacture of KIT-302 Dexcel agreed to pay us $500,000 in two equal installments based on milestones during the development and manufacturing period (of which the first payment of $250,000 was made in May 2015 upon the attainment of the second development milestone, and the remaining $250,000 was paid in May 2016 as a result of the attainment of the fifth development milestone). Under the terms of the agreement, in the event we intend to enter into negotiations with any third party to enter into a commercial marketing or licensing agreement for the product, we are obligated to notify Dexcel of our intention to do so, and Dexcel has the right, within 21 days, to notify us whether it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for the rights, in which case we are required to negotiate exclusively with Dexcel in good faith in an attempt to reach a mutual agreement with 60 days. If Dexcel does not so notify us, or if upon expiration of this 60 day period the parties are unable to agree in good faith upon its terms and conditions, we will be free to enter into a commercial agreement with any party on any terms we determine.

On June 9, 2015 we, together with Dexcel, successfully completed the performance of a pilot pharmacokinetic clinical trial, or Pilot PK Study, which commenced on March 31, 2015 in Ichilov Medical Center in Tel Aviv. The objective of the Pilot PK Study was to demonstrate that the concentration of KIT-302 in the blood of the subjects is comparable to the concentrations observed in the administration of the two existing, approved drugs (celecoxib and amlodipine besylate, which are the active components of KIT-302). For the purpose of this Pilot PK Study, Dexcel manufactured two prototypes of the KIT-302 final formulation, based on the two existing approved drugs.

On May 10, 2016 we announced that we, together with Dexcel, had successfully completed a final conclusive pharmacokinetic (PK) bioequivalence (BE) study, or the Final PK Study. The objective of this study was to check the pharmacokinetics of the combination drug produced in a manufacturing setting in order to show that the blood levels achieved with our combination are the same as those obtained with the individual components. The Final PK Study compared the PK of KIT-302 which is a fixed dose combination consisting of celecoxib (200 mg), indicated for osteoarthritis pain, and amlodipine (10 mg), indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. A similar PK bioequivalence study for KIT-302, containing a lower dosage (2.5 mg) of amlodipine, was completed during the third quarter of 2016, and showed similar bioequivalence results to those found in the Final PK Study. On June 19, 2016, we entered into an amendment with Dexcel with respect to the conduct of this additional study, for which we will pay Dexcel approximately $200,000.

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On June 28, 2016 we announced that Dexcel has successfully completed an initial stability study for KIT-302. Additional stability studies required for the NDA are ongoing.

The Development Services Agreement will remain in effect until Dexcel has provided all services through the completion of manufacturing scale-up in quantities adequate for submission of an NDA to the FDA as well as stability testing. However, the parties have customary termination rights and either party may terminate the agreement upon 90 days’ notice.

The section entitled “Legal Proceedings” on page 55 of the Prospectus is hereby amended and restated in its entirety to read as follows.

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business, or otherwise. On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion is with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. In the Motion it was claimed that the class the petitioners are seeking to represent, namely, anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (Purported Class). The total amount claimed from all defendants, if the Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million. In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from the Company amounts reflecting the losses of the Purported Class from a possible price increase in the shares of the Company following the announcement of the Phase III clinical trial results.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. We announced that we reject the claims asserted in the Motion. We have delivered our response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of the Company in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion.  An additional preliminary hearing was scheduled by the court for February 7, 2017.

We have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of the class action exceeds the likelihood that the Company will incur a financial obligation. At this preliminary stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the Motion's probability of success or the scope of potential exposure, if any.

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Other than the Motion, we are not currently a party to any significant legal or arbitration proceedings involving any third party, including governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability.

The section entitled “Executive officers, directors and director nominees” on pages 56-57 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Executive officers, directors and director nominees

The following table sets forth the name, age and position of each of our executive officers, directors (and director nominees), as well as our senior employees, as of the date of this Prospectus Supplement. Unless otherwise stated, the address for any of the individuals listed below is c/o Kitov Pharmaceuticals Holdings Ltd., One Azrieli Center, Round Building, 23 rd Floor, Tel Aviv, 6701101, Israel.

Name	Age	Position

John Paul Waymack, M.D., Sc.D. (4)	64	Chairman of the Board of Directors and Chief Medical Officer

Isaac Israel	38	Chief Executive Officer and Director

Simcha Rock, CPA, MBA (3)	66	Chief Financial Officer and Director

Alain Zeitoun, M.D., M.A. (1) (4)	55	Independent Director

Yair Katzir, CPA (1) (2) (3)	38	Independent Director

Ido Agmon (2) (3) (4)	39	Independent Director

Steven Steinberg (1) (2)	55	Independent Director

Gil Ben-Menachem, Ph.D., MBA (4)	49	Vice President of Business Development

Avraham Ben-Tzvi, Adv.	45	General Counsel and Company Secretary

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our investments committee
(4)	Member of our science and technology committee

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of our board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey.

Isaac Israel has served as our chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also serves as a member of the board of directors of various healthcare corporations, both private and public, including as chairman of the board of NextGen Biomed Ltd., which is traded on the TASE. Since 2011 Mr. Israel has also provided various consulting services to Capital Point Ltd. (TASE:CPTP).

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Simcha Rock, CPA, MBA, has served as our chief financial officer and a member of the board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Alain Zeitoun, M.D., M.A., has served as a member of our board since December 2013. Dr. Zeitoun is presently Senior Marketing & Business Development at the Mawdsleys Pharma Group. His previous experience includes serving as chief executive officer of Chi2Gel, an Israeli medical device company, business unit director and European marketing leader at Merck Sharp and Dohme Israel (Merck & Co) as well as medical and marketing positions at Procter & Gamble and Boehringer Ingelheim pharmaceutical companies in France. In these positions, Dr. Zeitoun was in charge of several therapeutic fields, such as cardiology, rheumatology, orthopedics, vaccines, neurology, oncology and gastroenterology. Dr. Zeitoun holds an M.D. degree from Paris Medical School and a Master’s degree from ESCP Europe Business School, Paris, France.

Yair Katzir, CPA has served as a member of our board since March 2, 2016. Mr. Katzir is presently the chief financial officer of Derech Eretz Highways (1997) Ltd., which is the concessionaire for the Cross Israel Highway (Road 6), where he has served since 2011. Derech Eretz Highways (1997) Ltd., is responsible for the finance, design, construction, operation and maintenance of the Cross Israel Highway which is one of the largest BOT infrastructure projects undertaken in Israel in recent years. From May 2007 until October 2011 Mr. Katzir served as the chief financial controller of Adama Holding Public Ltd., a TASE listed residential real estate company. Previously he worked as an auditor at Ernst & Young (Israel) Ltd. Mr. Katzir holds a Bachelor’s Degree in Business Administration, with a specialization in Accounting from the College of Management in Rishon LeTzion, Israel.

Ido Agmon, MBA, has served as a member of our board since June 26, 2016. Since 2014, Mr. Agmon has been a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he is a co-founder, and where he is responsible for analysis and evaluation of investments in Israeli and global biomed companies. Since 2012, Mr. Agmon also has been acting as an independent consultant, providing start-ups and technology-based ventures with advice in strategic planning and fund-raising. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Mr. Steven Steinberg, has served as a member of our board since July 13, 2016. Since January 2015, Mr. Steinberg has been the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at ClientConnect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

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Gil Ben-Menachem, Ph.D., MBA has served as our vice president business development since January 2016. He has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. He was most recently head of innovative products at Dexcel Pharma, the second largest Israeli pharmaceutical company. Dr. Ben-Menachem previously served as director of business development at Teva Pharmaceutical Industries, where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Prior positions held by Dr. Ben-Menachem include serving as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space, and serving as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the NIH.

Avraham Ben-Tzvi, Adv. has served as our general counsel since November 2015 and was appointed as our company secretary in December 2015. Mr. Ben-Tzvi previously served as general counsel and company secretary at Medigus Ltd., a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company which is listed on NASDAQ and the TASE, from April 2014 until November 2015. Prior to that he served as an attorney at Yigal Arnon & Co. from 2009 to 2014 where, among other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the U.S. and/or Israel and on various SEC and Israeli related securities law filings.  Prior to 2009, Mr. Ben-Tzvi worked in a number of business development, corporate finance and banking roles at companies in the financial services, manufacturing and software development industries.  Mr. Ben-Tzvi holds a BA in Economics with honors from Yeshiva University in New York and an LLB with honors from The School of Law at the Sha'arei Mishpat Academic Center of Law and Science in Hod Hasharon, Israel.

 The spouses of Simcha Rock, our chief financial officer, and Philip Serlin, who served as an independent and unaffiliated director from July 2013 until March 2016, are first cousins. Other than this relationship, there are no family relationships among any of our office holders (including directors).

The section entitled “Corporate Governance Practices” on page 61 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Corporate Governance Practices

Board of Directors and Officers

Our board of directors presently consists of seven directors. Dr. Zeitoun, Mr. Steinberg, Mr. Katzir and Mr. Agmon qualify as independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Our directors (excluding external directors, if any are appointed) shall be nominated, and then appointed at our general meeting with a regular majority. The directors elected to serve (who are not external directors) are divided into three classes, with each class comprising one-third of the members of the board of directors (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class"). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). The first division into thirds will be carried out in accordance with the board of director’s decision in relation to the classification above, at the discretion of the board of directors. If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule.

At our 2016 annual general meeting of shareholders, the term of appointment of the directors included in the first class shall end. At our 2017 annual general meeting of shareholders, the appointment of the directors included in the second class shall end. At our 2018 general meeting of shareholders, the appointment of the directors included in the third class shall end. In the annual general meeting that will take place each year, the annual general meeting shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the general meeting under which they were elected, unless a later date was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the term in office of one of the classes of directors shall expire at the annual general meeting of such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his successor is duly elected and qualified, or until his retirement, death, resignation or removal. Our board of directors has not yet carried out the first division into classes, and as such it is not yet certain which of the directors’ terms of office will end by the 2016 annual general meeting.

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Under our amended and restated articles of association, the number of directors on our board of directors will be no less than four and no more than nine (including any external directors to the extent that external directors are required to be appointed under the Companies Law) ("Maximum Number").  The majority of the members of the board of directors shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of the board of directors by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by the shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting (“Special Majority”). The board members may appoint a director at any time to fill any vacancies until the next annual meeting of the shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board ("Additional Director"), provided that the total number of the members of the board of directors serving at such time will not exceed the Maximum Number.

 The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting.

The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above. Notwithstanding the foregoing, the term of office for external directors under Israeli law is three years.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock (who also serves as our CFO), Mr. Katzir, Mr. Steinberg, and Mr. Agmon are each deemed to have such expertise.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, at all times, appoint any person (which is not a corporation) by written notice to us to serve as an alternate director at a meeting of the board of directors. A person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director, unless otherwise permitted by applicable law. A director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. So long as the external director’s appointment is valid, the alternate director shall be entitled to participate and vote in every meeting of the board of directors from which the appointing director is absent. Subject to the terms of appointment, the alternate director will be regarded as a director and shall have all of the authority of the director he or she is replacing. An appointing director may at any time cancel the appointment of an alternate director. The term of appointment of an alternate director will end if the appointing director notifies us in writing of the termination or cancellation of the appointment or if the appointing director’s appointment is terminated.

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External Directors

Qualifications of External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Dr. Zeitoun and Ms. Moran Sherf-Blau (a former director who served as a director until September 27, 2016) served as our external directors until July 13, 2016, when our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000.

In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as the Company does not have a controlling shareholder as defined in Section 1 of the Companies Law, the Company intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Our Audit Committee will no longer act in lieu of a Compensation Committee under Amendment 27 to the Companies Law. In accordance with the transition rules set forth under Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, effective as of our adoption of the corporate governance exception set forth therein on July 13, 2016, our external directors then in office, Dr. Zeitoun and Ms. Sherf-Blau, were no longer classified as such under the Companies Law, and Dr. Zeitoun’s term of office as director will end in December 2016.

Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of ( “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

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The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving certain transactions with controlling shareholders or office holders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

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The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Other than a cessation of the classification of the director as an external director following the adoption by a company without a controlling shareholder of the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former external director and (iii) the engagement, directly or indirectly, of such former external director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

●	the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

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Under Israeli law, the initial term of an external director of an Israeli public company is three years. The Companies Law provides that after an initial term of three years, external directors may be re-elected to serve in that capacity for up to two additional three year terms, provided that either: (i) (1) his or her service for each such additional term is recommended by one or more shareholders holding in aggregate at least 1% of the company’s voting rights and is approved at a shareholders meeting by a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; and (2) the external director who has been nominated in such fashion by the shareholders is not a “linked or competing shareholder”, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a substantial shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or (iii) the external director has proposed himself for reappointment and the reappointment was approved as provided in sub-section (i) above. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including NASDAQ, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to re-election in such manner described above: (1) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the company; and (2) prior to the approval of the reelection of the external director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.  An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a public company to have fewer than two external directors when such are required to be appointed, the company’s board of directors is required under Section 248(a) of the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional Provisions Relating to External Directors

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to each include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and while classified and serving as an external director is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee. Except as to certain companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, such as our company, as described above under "- External Directors – Qualifications of External Directors", audit committees under the Companies Law must be comprised of at least three directors, including all of the external directors, the chairman of the audit committee must be an external director, and the audit committee may not include the following:

●	the chairman of the board of directors;

●	a controlling shareholder or a relative of a controlling shareholder;

●	any director employed by us or by one of our controlling shareholders or by an entity controlled by our controlling shareholders (other than as a member of the board of directors); or

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●	any director who regularly provides services to us, to one of our controlling shareholders or to an entity controlled by our controlling shareholders.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “unaffiliated” under the Companies Law (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “unaffiliated director” is defined under the Companies Law as either an external director or an “unaffiliated director” who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Under the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules and in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. The independence requirements of the Exchange Act implement two basic criteria for determining independence: (1) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (2) audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from her or his capacity as a member of the board of directors and any board committee. The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Audit Committee Role

Under the Companies Law, our audit committee:

●	recommends to the board of directors to recommend to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

●	monitors deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advises the board of directors on how to correct such deficiencies;

●	decides whether to approve and recommend to the board of directors to approve engagements or transactions that require the audit committee’s approval under the Companies Law relating generally to certain related party transactions. The audit committee must pre-determine procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

●	decides as to what transactions shall be considered as "extraordinary transactions" as such term is defined under the Companies Law in connection with related party transaction;

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●	determines the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have also been classified by the audit committee as non-negligible transactions;

●	meets and receives reports from both the internal auditors and the independent registered public accounting firm dealing with matters that arise in connection with their audits; and

●	regulates the company's rules on employee complaints, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Listing Rules, the audit committee is also directly responsible for the appointment, compensation and performance of our independent auditors, and pre-approves audit and non-audit services to be provided by the independent auditors. In addition, the audit committee is responsible for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees our major financial risk exposures and policies for managing such potential risks, discusses with management and our independent auditor significant risks or exposure and assesses the steps management has taken to minimize such risk.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules.

Approval of Transactions with Related Parties

The approval of the audit committee (or under certain circumstances the compensation committee) is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Our audit committee consists of Mr. Steinberg, Mr. Katzir and Dr. Zeitoun. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that each of Mr. Steinberg and Mr. Katzir is an audit committee financial expert as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules.

Compensation Committee

Amendment No. 20 to the Companies Law, which became effective as of December 2012 (“Amendment No. 20”), established new regulations relating to the terms of office and employment of directors and officers in Israeli public companies and companies that have publicly issued debentures. Such companies are required to appoint a compensation committee in accordance with the guidelines set forth in the Companies Law.

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Except as to certain companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, such as our company, as described above under "- External Directors – Qualifications of External Directors", the compensation committee under the Companies Law must comply with the following requirements (the “Israeli Compensation Committee Composition Requirements”):

i.	The compensation committee must consist of at least three members;

ii.	All of the external directors must serve on the committee and constitute a majority of its members;

iii.	The chairman of the compensation committee must be an external director;

iv.	The remaining members need not be external directors but must be directors who qualify to serve as members of the audit committee (as described above); and

v.	The provisions of the Companies Law and Regulations that govern the compensation and reimbursement terms of external directors must also apply to members of the compensation committee who are not external directors.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer of the company which were determined pursuant to the compensation policy need not be brought for approval of the shareholders because it will harm the ability to engagement with the chief executive officer.

Our compensation committee consists of Mr. Steinberg, Mr. Katzir and Mr. Agmon.

In addition to the roles mentioned above our compensation committee will also make recommendations to our board of directors regarding the awarding of employee equity grants.

Our board of directors intends to adopt a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules.

Compensation Policy

In accordance with the provisions of Amendment No. 20, public companies must adopt a compensation policy with respect to the terms of service and employment of their directors and officers. The compensation policy must be approved by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors, and subject to limited exceptions, by the shareholders. Shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

On January 12, 2014, our shareholders approved our compensation policy (as amended by our shareholders on November 20, 2014, the “Compensation Policy”) which will be in effect for a period of three years from the date of approval. The Compensation Policy does not, on its own, grant any rights to our directors or officers. The Compensation Policy includes both long term and short term compensation elements and is to be reviewed from time to time by our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board, according to the requirements of the Companies Law.

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In general, compensation for officers will be examined while taking into consideration the following parameters, including, among others (i) education, qualifications, expertise, seniority (with us in particular, and in the officer’s profession in general), professional experience and achievements of the officer; (ii) meeting by the officer of the targets set for him, if relevant; (iii) the officer’s position, the scope of his responsibility and previous wage agreements that were signed with him; and (iv) the ratio between the total cost of the proposed engagement terms of an officer and the total cost of the wages for all of our other employees, officers and contractors, and in particular compared to the average or median wage of such employees, officers and contractors and the effect of this ratio and difference, if any, on labor relations.

Under the Compensation Policy, we are entitled to provide a compensation package to officers which may include fixed salary (a base salary and ancillary benefits), annual cash bonus and share-based compensation, or any combination thereof, and additional standard benefits (“Compensation Package”).

Financial Statement Examination Committee

Under the Companies Law and the Companies Regulations (Conditions for Approval of Financial Statements), 5770 - 2010, the board of directors of a public company traded on the TASE must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. The function of a financial statements examination committee is to discuss and provide recommendations to the board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) valuations, including assumptions and estimates, on which information provided in the financial reporting is based. The committee may also examine the independent registered public accounting firm’s scope of work and compensation. Following our initial offering in the U.S. and listing of our securities on NASDAQ, and consistent with the provision in such regulation that the Companies Regulations (Conditions for Approval of Financial Statements), 5770 - 2010 do not apply to a company whose securities are traded on certain foreign exchanges such as NASDAQ, and in light of the fact that in accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Listing Rules, the audit committee is directly responsible for the appointment, compensation and performance of our independent auditors, and for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal controls and our compliance with legal and regulatory requirements, our board of directors resolved in February 2016 to disband the financial statement examination committee, and directed that the activities performed previously by such committee will going forward be performed by our Audit Committee. The members of the financial statement examination committee until the date it was disbanded were Dr. Zeitoun, Ms. Sherf-Blau and Mr. Serlin.

Investment Committee

Our board of directors has established an investment committee in order to oversee the management and investment of the Company’s cash and cash equivalents.  This committee meets on an ad hoc basis as required and is empowered to establish guidelines and policies, as well as to make decisions, with respect to managing our financial assets. Since its establishment and to date, Mr. Simcha Rock coordinates the management of the committee. The present members of the committee are Mr. Rock, Mr. Katzir and Mr. Agmon. The investment committee provides periodic updates to the Board of Directors as required under the Companies Law.

Science and Technology Committee

Our board of directors has recently established a science and technology committee in order to advise and assist the Board of Directors of the Company in the oversight of the Company's research and development and technology programs.  This committee shall meet on an ad hoc basis as required, but not less frequently than as established by our board of directors. The initial and present members of the committee are Dr. Waymack, Dr. Zeitoun, Dr. Ben-Menachem and Mr. Agmon.

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Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be a related party or an office holder or a relative of a related party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Until his resignation on June 8, 2016 (for reasons not connected to the Company) our internal auditor was Mr. Pinhas Bar-Shmuel, certified public accountant (Isr.). On July 13, 2016, our Board, of Directors, following the recommendation of our Audit Committee, resolved to appoint as the Company’s new internal auditor, Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on definition of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to such action.

The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate corporate bodies of the company entitled to provide such approval, and the methods of obtaining such approval.

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Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. The Companies Law provides that such a transaction, which is not an extraordinary transaction, may be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. Our amended and restated articles of association provide that transactions in which officers have a personal interest but not extraordinary transactions can be approved by our chief executive officer and chief financial officer (unless they have the personal interest; in which case it will be one of our directors instead of such interested officer). If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “Management − Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder or in which such has a personal interest, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

Compensation of Directors and Executive Officers

Directors. Under Amendment No. 20, the compensation of our directors requires the approval of our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors, shareholder approval will also be required, as follows:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The engagement with a public company’s directors need not be approved by the shareholders of the company with respect to the period from the commencement of the engagement until the next shareholder meeting convened by the company, if the terms and conditions of such engagement were approved by the compensation committee (or audit committee acting in lieu of the compensation company) and the board of directors of the company, the terms and conditions of such engagement are in accordance with the company’s compensation policy approved in accordance with Section 267A of the Companies Law, and if the terms and conditions of such engagement are no more beneficial than the terms and conditions of the person previously serving in such role or there is no substantial difference in the terms and conditions of the previous engagement versus the new one under the circumstances, including the scope of engagement.

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Executive Officers Other Than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may override the shareholders’ decision if each of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors provide detailed reasons for their decision. Non-material amendments to the compensation of a public company’s executive officers (other than the chief executive officer) may be approved by the chief executive officer of the company if the company’s compensation policy has established that such amendments within the parameters established in the compensation policy may be approved by the chief executive officer, and the compensation is consistent with the company’s compensation policy.

Chief Executive Officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law); second, the company’s board of directors, and, unless exempted under the regulations promulgated under the Companies Law, by the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may override the shareholders’ decision if each of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors provide a detailed report for their decision. The renewal or extension of the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company if the terms and conditions of such renewal or extension are no more beneficial than the previous engagement or there is no substantial difference in the terms and conditions under the circumstances, and the terms and conditions of such renewal or extension are in accordance with the company’s compensation policy.

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) may waive the shareholder approval requirement with regards to the approval of the initial engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. The engagement with a public company’s new appointee as chief executive officer need not be approved by the shareholders of the company with respect to the period from the commencement of the engagement until the next shareholder meeting convened by the company, if the terms and conditions of such engagement were approved by the compensation committee (or audit committee acting in lieu of the compensation company) and the board of directors of the company, the terms and conditions of such engagement are in accordance with the company’s compensation policy approved in accordance with Section 267A of the Companies Law, and if the terms and conditions of such engagement are no more beneficial than the terms and conditions of the person previously serving in such role or there is no substantial difference in the terms and conditions of the previous engagement versus the new one under the circumstances, including the scope of engagement.

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Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5728 – 1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

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●	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

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Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our Registration Statements on Form F-1 filed in connection with our initial public offering in the U.S. during November 2015 and in connection with our follow-on public offering during July 2016, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

To our knowledge, other than with respect to the Motion described further in “Business – Legal Proceedings”, there is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Independent Directors. Israeli law generally does not require that a majority of our board members be independent as required by the NASDAQ Listing Rules. In addition, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only our independent directors are present. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with our Board’s resolution, for so long as the Company does not have a controlling shareholder as defined in Section 1 the Companies Law, the Company intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee in under the Companies Law. As such, our board of directors does not include two directors classified as external directors in accordance with the Israeli Companies Law, but such corporate governance exceptions do require that a majority of our board members be independent as required by the NASDAQ Listing Rules.

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●	Audit Committee. While our board of directors has adopted an audit committee charter, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file an audit committee charter. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

●	Compensation Committee and Compensation of Officers. Under NASDAQ Listing Rules, the Company must establish a compensation committee and adopt a formal written compensation committee charter addressing the scope of the compensation committee's responsibilities, including structure, processes and membership requirements, among others. We do not yet have such a formal written charter, though it is our intention to adopt one. However, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file a compensation committee charter. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders regarding their terms of office and employment, and transactions with a controlling shareholder in a company regarding his or her employment and/or his or her terms of office with the company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

●	Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the shareholder approval requirements under the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change of control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more.

Under the Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed a “extraordinary private placement” or that involves a director or controlling shareholder. A “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance. We will attempt to seek shareholder approval for our stock option or equity-based compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for any employees in the U.S. or who are U.S. citizens. However, even if such approval is not received, then the stock option or equity-based compensation plans will continue to be in effect, but we will be unable to grant to our U.S. resident and/or citizen employees options that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity-based compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

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●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Meetings of Shareholders: Annual Meetings; Proxy Solicitations; Quorum. The NASDAQ Listing Rules require that each company listing common stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year, and that at such meeting, shareholders must be afforded the opportunity to discuss company affairs with management and, if required by the Company's governing documents, to elect directors. They further require that each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. Under the NASDAQ Listing rules, the quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. We will follow our home country practices with respect to the above as follows:

●	Annual Meetings. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are required to hold an annual meeting each year and provided that it is no later than 15 months from the prior annual meeting. At the annual meeting we are required to elect directors (other than external directors, if such are required to be elected) and to present the annual financial statements and annual report, as well as presenting the fees paid to our auditors.

●	Proxy Solicitations. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meeting of our shareholders, as well as the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The proxy materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on our corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

●	Quorum. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. Currently, there is no agreement between us and any shareholder regarding the nomination of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate, either; (1) 5% of our outstanding shares and 1% of our outstanding voting power; or, (2) 5% of our outstanding voting power, may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association.

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●	Nominations Committee Charter or Board Resolution. Under NASDAQ Listing Rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Listing Rules related to corporate governance. We also intend to comply with Israeli corporate governance requirements set forth in the Companies Law and Regulations enacted pursuant to such law which are applicable to public companies.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, a recent amendment to the Israeli proxy regulations governing Israeli public companies which were promulgated under the Israeli Companies Law requires us to disclose in the notice and proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

The section entitled “Principal Shareholders” on pages 79-80 of the Prospectus is hereby amended and restated in its entirety to read as follows:

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus supplement by:

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

As of the date of this prospectus supplement, no person or entity is known by us to own beneficially more than 5% of our outstanding ordinary shares. The beneficial ownership of our ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2016, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 153,237,188 ordinary shares (not including 21 shares held in treasury) outstanding as of September 30, 2016. The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

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None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, each shareholder’s address is c/o Kitov Pharmaceuticals Holdings Ltd., One Azrieli Center, Round Building, Tel Aviv, 6701101, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Directors and executive officers, and senior employees

Directors and Executive Officers
Dr. John Paul Waymack (1)	3,214,969	2.05%
Isaac Israel (2)	15,385	0.01%
Simcha Rock (3)	99,147	0.06%
Alain Zeitoun	-	0%
Yair Katzir	-	0%
Ido Agmon	-	0%
Steven Steinberg	-	0%
Senior Management and Employees
Gil Ben-Menachem (4)	*	* %
Avraham Ben-Tzvi (5)	*	* %
Total (directors and senior management)	3,476,600	2.23%

*	Beneficially owns less than 1%

(1)

Includes 2,184,431 ordinary shares held directly by JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, and 30,538 ordinary shares held directly by Dr. John Paul Waymack, and Series A warrants to purchase 50,000 ADS (representing 1,000,000 of our ordinary shares), that are currently exercisable, which are held by Dr. Waymack and some of his immediate family members who are minors. The number of shares set forth in the table as beneficially owned by Dr. Waymack, does not include 463,152 ordinary shares issuable upon exercise of outstanding options, which, while vested on a time-based vesting basis, are as of September 27, 2016 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions under the terms of the grants. Dr. John Paul Waymack may be deemed to beneficially own all of the shares held directly by JPW PCH LLC. To the best of our knowledge, and as informed to us by Dr. John Paul Waymack, Dr. Waymack has irrevocably assigned to an unaffiliated minority shareholder of JPW PCH LLC, any of the decision making with respect to any acquisitions or dispositions by JPW PCH LLC of any of our securities.

(2)

The number of shares set forth in the table as beneficially owned by Mr. Israel, does not include 183,873 ordinary shares issuable upon exercise of outstanding options currently exercisable, which, while vested on a time-based vesting basis, are as of September 27, 2016 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions under the terms of the grants.

38

(3)

Includes 91,455 ordinary shares issuable upon exercise of outstanding options currently exercisable. The exercise price of these options is NIS 10.40 per share and the options expire in July 2017. The number of shares set forth in the table as beneficially owned by Mr. Rock, does not include 55,162 ordinary shares issuable upon exercise of outstanding options currently exercisable, which, while vested on a time-based vesting basis, are as of September 27, 2016 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions under the terms of the grants.

(4)	Includes ordinary shares issuable upon exercise of outstanding options currently exercisable comprising less than 1% of our ordinary shares.

(5)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options currently exercisable comprising less than 1% of our ordinary shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Record Holders

As of September 30, 2016, there were (i) three shareholders of record of our ordinary shares, one of which was a U.S. entity holding 0.44% of our ordinary shares and two of which were Israeli entities holding 99.56% of our ordinary shares; and (ii) one holder of record for our 6,835,669 outstanding listed Series A warrants, which was a U.S. entity. As of September 23, 2016, 4,184,362 ADSs (equivalent to 83,687,240 ordinary shares, or approximately 54.6% of our total issued and outstanding ordinary shares), were held by three holders of record in the U.S., all of which had U.S. addresses.

The number of record holders is not representative of the number of beneficial holders of our ADSs, ordinary shares, and our Series A warrants because many of the ADSs, ordinary shares and our Series A warrants are held by brokers or other nominees. Other than with respect to certain restricted shares or ADS containing a legend, the shares for a publicly traded company such as ours, which is listed on the TASE (and with ADSs listed on the NASDAQ), are generally recorded in the name of our Israeli share registrar, Registration Company of United Mizrahi Bank Ltd. or in the name of our ADS Depositary, The Bank of New York Mellon.

The section entitled “Consulting Agreement with Lior Tamar Investments Ltd.” on pages 81-82 of the Prospectus is hereby amended and restated in its entirety to read as follows:

Consulting Agreement with Lior Tamar Investments Ltd.

In August 2014, we entered into a consulting agreement with Lior Tamar Investments Ltd., or Lior Tamar, a privately held Israeli company, pursuant to which Lior Tamar provides us with various services, including  introduction to Israeli investors, facilitating meetings and introductions to underwriters, assistance in locating business cooperation opportunities, and consultation with respect to raising debt and bonds.  In consideration for these services, we paid Lior Tamar a monthly fee of $9,500, and 2.5% of all amounts actually raised and received by us from third parties, excluding amounts received from interested parties. However, Lior Tamar waived its rights to receive 2.5% of the amounts raised in the November 2015 offering on NASDAQ in exchange for a flat fee of $245,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. Lior Tamar waived its rights to receive 2.5% of the amounts to be raised in our follow-on offering on NASDAQ in July 2016 in exchange for a flat fee of $300,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. The agreement was terminable by either party upon 60 days’ notice, and Lior Tamar was entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement.

39

On July 27, 2016 we entered into an amendment to the consulting agreement with Lior Tamar, pursuant to which we now pay Lior Tamar a monthly fee of $12,500 (commencing as of December 2015), and 3.5% of all amounts actually raised and received by us from third parties in capital markets transactions, excluding amounts received by the Company in certain events, including, amongst others, amounts received from interested parties, and amounts in excess of $25,000,000 which are received by the Company pursuant to a funding event as defined in the consulting agreement. In addition we paid Lior Tamar a one-time amendment signing bonus of $50,000. In the event that, with respect to any contemplated funding event, we shall not be permitted to pay and/or Lior Tamar shall not be permitted to receive, 3.5% of all amounts actually raised and received by us from third parties in a particular capital markets transaction, whether for reasons of law, regulation, commercial arrangements of the Company in connection with the transaction, or otherwise, then Lior Tamar shall provide us with a timely waiver of the such consideration to be received by Lior Tamar in connection with such transaction. Upon delivery of such waiver Lior Tamar shall be entitled to receive alternative consideration in connection with such transaction, which accomplishes, to the extent possible, the original business purpose of the waived consideration in a compliant, valid and enforceable manner. The agreement may be terminated by either party for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such notice of termination having effect, and Lior Tamar is entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement; provided, however, that during the period between July 1, 2016 and December 31, 2018, the advance notice period shall be six months prior to any notice of termination having effect, and during the period of time when this extended notice period is in effect, Lior Tamar is entitled to payment for any fund raising that closes during the 30 day period following termination of the agreement.

A company under the control of Isaac Israel, our chief executive officer and member of our board of directors, provides consulting services to Capital Point Ltd. by Mr. Israel acting as a director at certain companies in which Capital Point Ltd. has made investments. Capital Point Ltd. is a public company traded on the TASE, which is co-managed by certain individuals known to us to be the principals of Lior Tamar Investments Ltd. Our audit committee and board of directors approved this consulting agreement, as well as the amendment thereto, in accordance with the requirements of the Companies Law.

The following disclosure is hereby inserted as a new item immediately following the end of the Kitov Pharmaceuticals Holdings Ltd. Consolidated Financial Statements As of December 31, 2015 on page F-23 of the Prospectus.

40

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated

Interim Financial Statements

As of June 30, 2016

(unaudited)

F-24

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2016

F-25

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Financial Position (unaudited)

	June 30 2016	December 31 2015
	USD thousands	USD thousands
Assets
Cash and cash equivalents	3,933	10,558
Short term deposits	4,500	-
Other receivables	644	246

Total current assets	9,077	10,804

Fixed assets, net	11	8

Total assets	9,088	10,812

Liabilities
Accounts payable	1,045	353
Other payables	785	704
Derivative instruments	-	141

Total current liabilities	1,830	1,198

Non - current liabilities
Post-employment benefit liabilities	186	185

Equity

Share capital, no par value	-	-
Share premium	23,052	22,159
Receipts on account of warrants	26	27
Capital reserve for share-based payments	324	536
Capital reserve from transactions with related parties	761	761
Accumulated loss	(17,091)	(14,054)
Total equity	7,072	9,429

Total liabilities and equity	9,088	10,812

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-26

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Operations (unaudited)

	For the six months ended June 30
	2016	2015
	USD thousand	USD thousand
Research and development expenses	1,964	1,003
General and administrative expenses	1,194	624

Operating loss	3,158	1,627

Finance expense	21	55
Finance income	(142)	-
Finance expense (income), net	(121)	55

Loss for the period	3,037	1,682

Loss per share data
Basic and diluted loss per share - USD	0.04	0.18

Number of shares used in calculation	78,519,168	9,338,280

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-27

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in equity (unaudited)

	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
For the six months ended June 30, 2016:
Balance at January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Changes for the six month ended June 30, 2016:
Exercise of warrants (Series A)	-	313	(1)	-	-	-	312
Share issuance deriving from a strategic cooperation agreement	-	500	-	(250)	-	-	250
Share based payments	-	80	-	38	-	-	118
Loss for the period	-	-	-	-	-	(3,037)	(3,037)
Balance at June 30, 2016	-	23,052	26	324	761	(17,091)	7,072

	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
For the six months ended June 30, 2015:
Balance at January 1, 2015	-	9,104	200	560	761	(9,852)	773
Issuance of shares, net of issuance costs	-	1,821	-	-	-	-	1,821
Exercise and expiration of warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance deriving from a strategic cooperation agreement	-	500	-	(333)	-	-	167
Share based payments	-	-	-	52	-	-	52
Loss for the period	-	-	-	-	-	(1,682)	(1,682)
Balance at June 30, 2015	-	11,626	-	279	761	(11,534)	1,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-28

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of cash flows (unaudited)

	For the six months ended June 30
	2016	2015
Cash flows from operating activities:
Loss for the period	(3,037)	(1,682)
Adjustments:
Depreciation	1	-
Finance expense (income), net	(121)	55
Share-based payments	118	37
Expenses in regard to a strategic cooperation agreement	250	167

	(2,789)	(1,423)
Changes in assets and liabilities:
Changes in other receivables	(403)	123
Changes in accounts payables	684	(277)
Changes in other payables	81	178
Changes in post-employment benefit liabilities	-	90

	362	114

Net cash used in operating activities	(2,427)	(1,309)

Cash flows from investing activities:
Increase in short term deposits	(4,500)	-
Acquisition of fixed assets	(4)	(6)
Net cash used in investing activities	(4,504)	(6)

Cash flows from financing activities:
Repayment of loans from related parties	-	(294)
Proceeds from issuance of shares and ADSs	-	1,929
Share and ADS issuance expenses paid	-	(108)
Proceeds from issuance of warrants	-	157
Warrant issuance expenses paid	-	(5)
Proceeds from warrants exercised	312	1
Interest paid	(1)	(4)
Net cash provided by financing activities	311	1,676

Net increase (decrease) in cash and cash equivalents	(6,620)	361
Cash and cash equivalents at the beginning of the period	10,558	1,313
Effect of translation adjustments on cash and cash equivalents	(5)	(22)

Cash and cash equivalents at the end of the period	3,933	1,652

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-29

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 1 - General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: the "Company") is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired all of the shares of Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") from its shareholders, in exchange for shares of the Company (hereinafter: the "Acquisition").

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant is exercisable into 1 ADS.

The Company's address is One Azrieli Center, Round Tower, 23rd floor, 132 Menachem Begin Road, Tel Aviv 671101, Israel.

The Company together with Kitov are referred to, in these financial statements, as the “Group".

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension.

Since incorporation through June 30, 2016, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 17.0 million. The Company has financed its operations mainly through private and public financing rounds. In November 2015, the Company raised USD 10.6 million net, and in July 2016 the Company raised an additional USD 10.7 million net, which management believes will allow the Company to complete its current development plans. The Company currently has no revenue and may require additional funding for future plans.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 16, 2016.

F-30

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 2 - Basis of Preparation (continued)

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited annual financial statements.

Note 4 - Share Capital and Share Premium

A.	During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2016	June 30, 2015
Number of shares
Opening balance	77,756	5,972
Issuance of shares net of issuance costs	-	6,388
Share based payments	509	-
Issuance of shares deriving from a strategic cooperation agreement	3,010	597
Exercise of warrants	1,214	-
	82,489	12,957

B.

During the period, the Company issued 509,100 shares underlying ADSs issued to service providers for services granted. An additional 160,000 shares were issued by the Company underlying ADSs issued to a service provider subsequent to the balance sheet date.

C.	In May 2016 the Company issued 3,009,888 shares to Dexcel Ltd. following the meeting of a milestone in accordance with the agreement between the Company and Dexcel Ltd.

D.	During the period the Company issued 1,214,340 shares underlying ADSs which were issued as a result of exercises of Series A warrants.

E.	In May 2016 and June 2016, the Company granted 7,281 thousand options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of NIS 0.7884 ($0.205) per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance; provided, however that with respect to 5,957 thousand of the options granted to directors of the Company, no options are exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law. In addition, the number of these director options may be reduced in the event of a change to the Company’s compensation policy.

F-31

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 4 - Share Capital and Share Premium (continued)

F.	In June 2016, the Company approved the future grant of options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions as determined by the board of directors, see also note 6B.

Note 5 - Transactions and Balances with Related Parties

A.	Related party balances are included in the balance sheet under the following items:

	As of June 30	As of December 31
	2016	2015
	USD thousands
Other payables	136	549
Post- employment benefit liabilities	186	185

B.	The statement of operations includes amounts referring to transactions with related parties, as follows:

	For the six months ended June 30
	2016	2015
	USD thousands
Research and development expenses	120	84
General and administrative expenses	213	297

Note 6 - Subsequent Events

A.	On June 29, 2016, the Company announced pricing of a public offering on the NASDAQ, and announced its closing on July 5, 2016. In the offering, the Company raised USD 12 million (approximately $10.7 million net of placement agent fees and other expenses).

In the public offering, the Company issued securities as follows: (i) 2,378,823 Class A units - comprised of 2,378,823 ADSs and 2,378,823 Series A warrants to purchase 2,378,823 ADSs, and (ii) 1,150,589 Class B units - comprised of 1,150,589 prefunded Series B warrants to purchase 1,150,589 ADSs and 1,150,589 Series A warrants to purchase 1,150,589 ADSs.

The public offering was completed at a price of USD 3.40 for a unit. Each Series A warrant is exercisable through November 25, 2020 for an exercise price of USD 3.78, as adjusted following the July 2016 offering. Each Series B warrant is exercisable through July 5, 2026 for an exercise price of USD 0.01.

In addition, the Company granted representatives of the placement agent warrants equal to 4% of the number of ADSs and the number of ADSs underlying the Series B Warrants sold in the offering. The exercise price of such placement agent warrants is USD 4.08.

B.	On August 16, 2016, the Company approved the issuance of 2,468,759 options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions. The terms of the options are the same as the options granted to the chairman of the board in June 2016, see also Note 4E.

F-32